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                                  FORM 12b-25

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

NOTIFICATION OF LATE FILING                         Commission File No. 0-25634

             (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                      [   ] Form 10-Q     [   ] Form N-SAR
                  For the Fiscal Year Ended December 31, 2001

                      [  ] Transition Report on Form 10-K
                      [  ] Transition Report on Form 20-F
                      [  ] Transition Report on Form 11-K
                      [  ] Transition Report on Form 10-Q
                      [  ] Transition Report on Form N-SAR
                For the Transaction Period Ended: Not Applicable

PART I - REGISTRANT INFORMATION
Full name of registrant:                     American Architectural Products
                                              Corporation
Former name:                                 Not Applicable
Address of Principal Executive Office:       860 Boardman-Canfield Road
                                             Boca Building, Suite 107
                                             Boardman, Ohio 44512

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As previously disclosed, on December 18, 2000, the Company filed for voluntary bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Northern District of Ohio (the Filing). In conjunction with the Filing, the Company has completed the disposition of several of its businesses during the first quarter of 2002. This has resulted in the delayed closing of the year-end 2001 financial records for some of the Company's subsidiaries and operating divisions. Further, the Company has been determining the impact of these dispositions on the December 31, 2001 financial statements. Therefore, the Company has been delayed in compiling the information necessary for completing the audit of its financial statements for 2001. The Company will file its Annual Report on Form 10-K as promptly as possible following finalization of its audited financial statements for 2001.


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PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

     Joseph Dominijanni          (724)                      940-2330
     ------------------          ---------                  ---------
          (Name)                 (Area Code)                (Telephone Number)

(2) Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                              Yes          No    X
                                 ---------   --------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              Yes     X                 No
                                 -------------             -----


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In January 2001, the Company announced the discontinuance of its Eagle Window and Door Center, Inc. operations. The Company substantially completed its plan to exit this business in December 2001. In December 2001, the Company agreed to sell certain assets of its Ohio aluminum extrusion operations (the Aluminum Extrusion Group or AEG). The Company completed this sale on January 31, 2002. Also in December 2001, the Company entered into an agreement to sell certain assets of its Binnings Pan American (Pan Am) and TM Window and Door (TM) divisions. This transaction closed February 15, 2002 and completes the Company's exit from the extrusion segment.. In February 2002, the Company signed an agreement to sell certain assets of its American Glassmith subsidiary. This sale closed March 22, 2002. Finally, in March 2002, the Company agreed to sell certain assets of Eagle and Taylor Company. This transaction is pending approval from the Bankruptcy Court and is expected to close in April 2002.

     The Company elected to adopt the provision of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets" issued in August 2001. In conjunction with the adoption of this statement the company has classified all of the above-noted operations as discontinued operations in the accompanying financial statements and, accordingly, unless otherwise stated, the accompanying notes for all years presented will exclude amounts related to these discontinued operations.

     The company expects to record approximately $5.2 million in impairment losses related to these dispositions in the fourth quarter of 2001


                                 American Architectural Products Corporation
                                 -------------------------------------------
                                 (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: April 2, 2002                         By: /S/ Joseph Dominijanni
                                                 --------------------------
                                                 Joseph Dominijanni
                                                        President